    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina

Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX Corporation
(AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina)
3900 Electronics Drive
Raleigh, North Carolina 27604

    AFGWU Local 1028 401(k) Retirement Plan for
    Employees of AVX Corporation in Raleigh, North Carolina
    Index
    December 31, 2004 and 2003

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
August 11, 2006

    AFGWU Local 1028 401(k) Retirement Plan for
    Employees of AVX Corporation in Raleigh, North Carolina
    Statements of Net Assets Available for Benefits
    December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value
Mutual funds	$ 3,686,283	$ 3,118,358
Common/collective trust	2,373,514	2,134,979
Common stock of sponsor and affiliate	534,136	492,731
Participant loans	613,749	517,413
Total investments	7,207,682	6,263,481
Receivables
Participant contributions	42,299	48,883
Employer contributions	117,280	123,064
Other receivable	-	16,071
Total receivables	159,579	188,018
Total assets	7,367,261	6,451,499
Liabilities
Accrued administrative expenses	-	4,231
Total liabilities	-	4,231
Net assets available for benefits	$ 7,367,261	$ 6,447,268

The accompanying notes are an integral part of these financial statements.

    AFGWU Local 1028 401(k) Retirement Plan for
    Employees of AVX Corporation in Raleigh, North Carolina
    Statement of Changes in Net Assets Available for Benefits
    Year Ended December 31, 2004

2004
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$ 326,532
Interest and dividends	238,788
Total investments	565,320
Contributions
Participant	481,470
Employer	300,154
Total contributions	781,624
Total additions	1,346,944
Deductions from net assets attributed to
Benefits paid to participants and employee withdrawals	409,539
Administrative expenses	17,412
Total deductions	426,951
Net increase	919,993
Net assets available for plan benefits
Beginning of year	6,447,268
End of year	$ 7,367,261

The accompanying notes are an integral part of these financial statements.

    AFGWU Local 1028 401(k) Retirement Plan for
    Employees of AVX Corporation in Raleigh, North Carolina
    Notes to Financial Statements
    December 31, 2004 and 2003

1.	Description of the Plan

The following description of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General and Eligibility
The Plan, which was adopted July 1, 1995, is a defined contribution plan established to provide retirement benefits to employees of AVX Corporation (the “Company” and the Plan sponsor) who are members of the AFGWU Local 1028 Union and have worked 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust and common stock of Kyocera Corporation and AVX Corporation as investment options for participants. The Company contributes a matching contribution on participant deferrals of up to 5% of compensation that a participant contributes to the Plan as follows:

Participant Contribution	Company Matching Contribution

1%	0.667% of compensation
2%	1.334% of compensation
3%	2.000% of compensation
4%	2.500% of compensation
5%	3.000% of compensation

Each year the Company also makes a fixed contribution to the Plan equal to 1% of each participant's annual compensation. Additional contributions are made for members with 20 years or more of service as of July 1, 1995. Contributions are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (1) the Company's contribution, and (2) plan earnings less an allocation of administrative expenses. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled to is that amount which can be provided from the participant's vested account.

    AFGWU Local 1028 401(k) Retirement Plan for
    Employees of AVX Corporation in Raleigh, North Carolina
    Notes to Financial Statements
    December 31, 2004 and 2003

Vesting
Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's fixed contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of qualifying service.

Participant Loans
Plan participants may borrow from their individual account balance in the Plan. A participant may have a maximum of two loans outstanding. A participant must have a minimum of $5,000 account balance in order to receive a loan and the minimum loan amount permitted by the Plan is $1,000. The maximum allowable loan from the Plan is 50% of the participant’s vested account balance and may not exceed $50,000. Loans bear interest at a rate determined by the Plan Committee; at December 31, 2004 the rate is 5% annually. All principal and interest repayments are credited to the individual participant’s account.

Payment of Benefits
Benefits under the Plan are payable after termination of service or retirement in an amount equal to the vested interest in the participant's account. Benefits are paid as a lump sum or a payout as elected by the Plan participant. For participants terminating employment with vested balances less than $5,000, the value of their vested balance is paid in one lump sum.

Forfeitures
For the Plan year in which the forfeiture occurs, amounts of forfeitures shall be used to first reduce the Company’s matching contributions, and then to reduce the Company’s fixed contribution. During the year ended December 31, 2004, there were no forfeitures used to reduce either matching or fixed contributions.

Administrative Expenses
The costs to administer the Plan are paid by the Plan and allocated to participants’ accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Reclassification
Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    AFGWU Local 1028 401(k) Retirement Plan for
    Employees of AVX Corporation in Raleigh, North Carolina
    Notes to Financial Statements
    December 31, 2004 and 2003

     Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The common/collective trust is valued daily at the closing net asset value (or unit value) per share. The sponsor and affiliate common stocks are valued at quoted market prices as reported on a nationally recognized exchange. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
Benefits are recorded when paid.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003, are as follows:

	2004	2003

Merrill Lynch Retirement Preservation Trust	$ 2,373,514	$ 2,134,979
Merrill Lynch Balanced Capital Fund	-	700,069
Merrill Lynch Global Allocation Fund	730,238	622,315
Merrill Lynch Core Bond Fund	-	465,751
Merrill Lynch S&P 500 Index Fund	-	338,431
Van Kampen Comstock Fund A	941,118	718,228
Oakmark Equity and Income Fund	768,966	-
Delaware Diversified	493,064	-
Kyocera Corporation Common Stock	452,067	415,073
Participant Loans	613,749	517,413
	$ 6,372,716	$ 5,912,259

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $326,532 as follows:

AVX Corporation Common Stock	$ (18,935)
Kyocera Corporation Common Stock	60,275
Mutual Funds	285,192
$ 326,532

    AFGWU Local 1028 401(k) Retirement Plan for
    Employees of AVX Corporation in Raleigh, North Carolina
    Notes to Financial Statements
    December 31, 2004 and 2003

4.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the Investment Manager, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants (employees of the Company) qualify as party-in-interest transactions, which also are exempt from the prohibited transaction rules.

At December 31, 2004, the Plan holds 5,873 shares of Kyocera Corporation common stock and 6,513 shares of AVX Corporation common stock with market values of $452,067 and $82,069, respectively. At December 31, 2003, the Plan held 6,195 shares of Kyocera Corporation common stock and 4,673 shares of AVX Corporation common stock with market values of 415,073 and 77,658, respectively.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants shall become 100% vested in their accounts regardless of years of service. Participant accounts will be paid in accordance with plan provisions as soon as is practicable after the termination.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Reconciliation Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:
	2004	2003

Net assets available for benefits per the financial statements	$ 7,367,261	$ 6,447,268
Less:
Participant contributions receivable	(42,299)	(48,883)
Employer contributions receivable	(117,280)	(123,064)
Other receivable	-	(16,071)
Add:
Accrued administrative expense	-	4,231
Net assets available for benefits per Form 5500	$ 7,207,682	$ 6,263,481

    AFGWU Local 1028 401(k) Retirement Plan for
    Employees of AVX Corporation in Raleigh, North Carolina
    Notes to Financial Statements
    December 31, 2004 and 2003

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2004 to Form 5500:
2004

Net increase in net assets available for benefits per the financial statements	$ 919,993
Add:
Participant contributions receivable at December 31, 2003	48,883
Employer contributions receivable at December 31, 2003	123,064
Other receivable at December 31, 2003	16,071
Less:
Participant contributions receivable at December 31, 2004	(42,299)
Employer contributions receivable at December 31, 2004	(117,280)
Accrued administrative expense at December 31, 2003	(4,231)
Net assets available for benefits per Form 5500	$ 944,201

8.	Risks and Uncertainties

The Plan provides for various investment options in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Subsequent Event

Kyocera Corporation ("Kyocera") common stock has been offered to participants of the Plan since December 1996. The Plan held 5,873 shares and 6,195 shares of Kyocera common stock at December 31, 2004 and 2003. Kyocera is the majority owner of AVX Corporation, the Plan sponsor. This type of investment option requires that the Kyocera shares be registered with the Securities and Exchange Commission. Kyocera has committed to file a Form S-8 within the next 60 days to register 25,000 shares to be offered under the Plan. Plan participants who purchased shares in the Kyocera common stock prior to the registration of these shares have the right to rescind the purchase and obtain a reimbursement for the transaction. No action has been taken to date; however, the Plan sponsor is currently working on a communication plan to address this matter with participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX Corporation (AFGWU Local 1028 401(k) Retirement Plan
for Employees of AVX Corporation in Raleigh, North Carolina)

By:	/s/ Gerald Boykin
Gerald Boykin
Plan Administrator of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina

Date:	August 18, 2006

      AFGWU Local 1028 401(k) Retirement Plan for
      Employees of AVX Corporation in Raleigh, North Carolina
      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
      December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par of maturity value	(d) Cost**	(e) Current value

*	Merrill Lynch Retirement Preservation Trust	Common/collective trust		$ 2,373,514
*	Merrill Lynch Global Allocation Fund	Mutual Fund		730,238
*	Merrill Lynch S&P 500 Index Fund	Mutual Fund		327,308
	Van Kampen Comstock Fund A	Mutual Fund		941,118
	Oakmark Equity and Income Fund	Mutual Fund		768,966
	Delaware Diversified	Mutual Fund		493,064
	BlackRock Aurora Fund A	Mutual Fund		256,788
	Davis New York Venture Fund A	Mutual Fund		152,207
	American Funds Growth Fund of Amer R3	Mutual Fund		8,740
	American Funds European Growth R3	Mutual Fund		7,854
				3,686,283
*	Kyorcera Corporation	Common Stock		452,067
*	AVX Corporation	Common Stock		82,069
				534,136
*	Participant Loans	Interest rates: 6% - 10% with varying
		maturity dates		613,749
				$ 7,207,682

*Denotes a party-in-interest
**Not applicable for participant directed investments